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                            July 1, 2022

       Patrick Orlando
       Chief Executive Officer
       Benessere Capital Acquisition Corp.
       78 SW 7th Street, Unit 800
       Miami, FL 33130

                                                        Re: Benessere Capital
Acquisition Corp.
                                                            Revised Preliminary
Proxy Statement on Schedule 14A filed June 27, 2022
                                                            Response Dated June
30, 2022
                                                            File No. 001-39836

       Dear Mr. Orlando:

               We have reviewed your June 30, 2022 response to our comment letter and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

              After reviewing your response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
       June 30, 2022 letter.

       Revised Preliminary Proxy Statement on Schedule 14A filed June 27, 2022

       General

   1. We note your response letter dated June 30, 2022 and reissue the comment. Our comment requested information
regarding substantial ties with non-U.S. persons; however, your response addresses only
the defined term    substantial interest,    which appears to have
                                                        narrow applicability
relative to other CFIUS regulations. With a view to disclosure, please advise us if the
sponsor, including but not limited to the approximately 87% of sponsor interests owned
by U.S. persons on a look-through basis, has substantial ties with a non-U.S. person.
Additionally, if the sponsor has substantial ties with a non-U.S.
                                                        person, please advise
us if regulatory review under CFIUS regulations or the laws and regulations of other
U.S. government entities could result due to factors such as, for
 Patrick Orlando
Benessere Capital Acquisition Corp.
July 1, 2022
Page 2
      example, information or governance rights or the nature of eCombustible s business and technology.
       Please contact Benjamin Holt at 202-551-6614 or James Lopez at 202-551-3536 with any questions.



                                                         Sincerely,
FirstName LastNamePatrick Orlando
                                                         Division of
Corporation Finance
Comapany NameBenessere Capital Acquisition Corp.
                                                         Office of Real Estate
& Construction
July 1, 2022 Page 2
cc:       Jessica Yuan, Esq.
FirstName LastName